ALEXCO RESOURCE CORP.
CODE OF BUSINESS CONDUCT AND ETHICS

(Amended)

     Alexco Resource Corp. and all its subsidiaries (collectively “Alexco”) are committed to the highest standards of legal and ethical business conduct. This Code of Business Conduct and Ethics (“Code”) summarizes the legal, ethical and regulatory standards that Alexco must follow and is a reminder to our directors, officers and employees, of the seriousness of that commitment. Compliance with this Code and high standards of business conduct is mandatory for every Alexco director, officer and employee.

INTRODUCTION

     Our business is becoming increasingly complex, both in terms of the geographies in which we function and the laws with which we must comply. To help our directors, officers and employees understand what is expected of them and to carry out their responsibilities, we have created this Code of Business Conduct and Ethics. Additionally, we have appointed the Company’s Chief Financial Officer (CFO) to serve as the Company Ethics Officer to ensure adherence to the Code.

     This Code is not intended to be a comprehensive guide to all our policies and to all our responsibilities under appropriate laws or regulation. It provides general parameters to help resolve the ethical and legal issues encountered in conducting our business. Think of this Code as a guideline, or a minimum requirement, that must always be followed. If you have any questions about anything in the Code or appropriate actions in light of the Code, you may contact the Company Ethics Officer or the Chair of the Audit Committee.

     We expect each of our directors, officers and employees to read and become familiar with the ethical standards described in this Code and to affirm his or her agreement to adhere to these standards by signing the Compliance Certificate that appears at the end of this Code. Violations of the law, our corporate policies, or this Code may lead to disciplinary action, including dismissal.

I.	We Insist on Honest and Ethical Conduct By All of Our Directors, Officers, Employees and Other Representatives

     We place the highest value on the integrity of our directors, our officers and our employees and demand this level of integrity in all our dealings. We insist on not only ethical dealings with others, but on the ethical handling of actual or apparent conflicts of interest between personal and professional relationships.

A)	Fair Dealing

     Directors, officers and employees are required to deal honestly and fairly with our business partners, competitors and other third parties. In our dealings with these parties, we:

  prohibit the making or offering of bribes, kickbacks or any other form of improper payment, directly or indirectly, to any representative of a government, business partner or other third party in order to obtain a contract, some other commercial benefit or government action;

  prohibit our directors, officers and employees from accepting any bribe, kickback or improper payment from anyone;

  prohibit gifts or favors of more than nominal value to or from our business partners;

  limit travel, marketing, and entertainment expenditures to those that are reasonable, necessary, prudent, and job-related;

  require clear and precise communication in our contracts, our advertising, our literature, and our other public statements and seek to eliminate misstatement of fact or misleading impressions;

  protect all proprietary data provided to us by third parties as reflected in our agreements with them; and

  prohibit our representatives from otherwise taking unfair advantage of our business partners or other third parties, through inaccurate billing, manipulation, concealment, abuse of privileged information or any other unfair-dealing practice.

B)	Conflicts of Interest; Corporate Opportunities

     Our directors, officers and employees should not be involved in any activity that creates or gives the appearance of a conflict of interest between their personal interests and the interests of Alexco In particular, unless prior specific permission has been provided by the Company as provided below, no employee, director or officer shall:

be a consultant to, or a director, officer or employee of, or otherwise operate an outside business that:

competes with Alexco;

supplies products or services to Alexco; or

purchases products or services from Alexco;

  have any financial interest, including significant stock ownership, which means 10% or more of the commons stock, in any entity with which we do business that might create or give the appearance of a conflict of interest;

  seek or accept any personal loan or services from any entity with which we do business, except from financial institutions or service providers offering similar loans or services to third parties under similar terms in the ordinary course of their respective businesses;

  be a consultant to, or a director, officer or employee of, or otherwise operate an outside business if the demands of the outside business would interfere with the director’s, officer’s or employee’s responsibilities to us (if in doubt, consult your supervisor, the Company Ethics Officer or the Chair of our Audit Committee);

  accept any personal loan or guarantee of obligations from Alexco, except to the extent such arrangements are legally permissible; or

  conduct business on behalf of Alexco with immediate family members, which include spouses, children, parents, siblings and persons sharing the same home whether or not legal relatives;

Employees must notify the Company Ethics Officer, and directors and officers must notify the Chair of the Audit Committee, of the existence of any actual or potential conflict of interest. The Company Ethics Officer may permit or waive such conflicts for employees, but only the Audit Committee shall have the authority to grant such permission or waiver to a director or officer.

C)	Confidentiality and Corporate Assets

     Our directors, officers and employees are entrusted with our confidential information and with the confidential information of our business partners. This information may include (1) technical or scientific information about current and future projects, (2) business or marketing plans or projections, (3) earnings and other internal financial data, (4) personnel information, (5) supply and customer lists and (6) other non-public information that, if disclosed, might be of use to our competitors, or harmful to our business partners. This information is our property, or the property of our business partners and in many cases was developed at great expense. Our directors, officers and employees shall:

  not discuss confidential information with or in the presence of any unauthorized persons, including family members and friends;

  use confidential information only for our legitimate business purposes and not for personal gain;

  not disclose confidential information to third parties; and

  not use Alexco property or resources for any personal benefit or the personal benefit of anyone else. Alexco property includes the Alexco internet, email, and voicemail services, which should be used for business related activities, and which may be monitored by Alexco at any time without notice.

II.	We Provide Full, Fair, Accurate, Timely and Understandable Disclosure

     We are committed to providing our shareholders and investors with full, fair, accurate, timely and understandable disclosure in the reports that we file with the United States Securities and Exchange Commission and with the Canadian provincial securities regulators. To this end, where the individual is involved in these activities, our directors, officers and employees shall:

  not make false or misleading entries in our books and records for any reason;

  not condone any undisclosed or unrecorded bank accounts or assets established for any purpose;

  comply with generally accepted accounting principles at all times;

  notify our Chief Financial Officer if there is an unreported transaction;

  maintain a system of internal accounting controls that will provide reasonable assurances to management that all transactions are properly recorded;

  maintain books and records that accurately and fairly reflect our transactions;

  prohibit the establishment of any undisclosed or unrecorded funds or assets;

  maintain a system of internal controls that will provide reasonable assurances to our management that material information about Alexco is made known to management, particularly during the periods in which our periodic reports are being prepared;

  present information in a clear and orderly manner and avoid the use of unnecessary legal and financial language in our periodic reports; and

  not communicate to the public any nonpublic information unless expressly authorized to do so.

III.	We Comply With all Laws, Rules and Regulations

     We will comply with all laws and governmental regulations that are applicable to our activities, and expect all our directors, officers and employees to obey the law. Specifically, we are committed to:

  maintaining a safe and healthy work environment;

  promoting a workplace that is free from discrimination or harassment based on race, color, religion, sex, age, national origin, disability or other factors that are prohibited under applicable human rights legislation;

  supporting fair competition and laws prohibiting restraints of trade and other unfair trade practices;

  conducting our activities in full compliance with all applicable environmental laws;

  keeping the political activities of our directors, officers and employees separate from our business;

  prohibiting any illegal payments, gifts, or gratuities to any government officials or political party;

  prohibiting the unauthorized use, reproduction, or distribution of any third party’s trade secrets, copyrighted information or confidential information;

  prohibiting the sale or export, either directly or through our representatives, of our products to countries where technology related goods such as ours may not be sold; and

  complying with all applicable securities laws.

     Our directors, officers and employees are prohibited from trading our securities while in possession of material, nonpublic (“inside”) information about Alexco.

REPORTING AND EFFECT OF VIOLATIONS

     Compliance with this Code is, first and foremost, the individual responsibility of every director, officer and employee. We attempt to foster a work environment in which ethical issues and concerns may be raised and discussed with supervisors or with others without the fear of retribution. It is our responsibility to provide a system of reporting and access when you wish to report a suspected violation, or to seek counseling, and the normal chain of command cannot, for whatever reason, be used.

I.	Administration

     Our Board of Directors and Audit Committee have established the standards of business conduct contained in this Code and oversee compliance with this Code. Additionally, we have appointed the Company’s CFO to serve as the Company Ethics Officer to ensure adherence to the Code. While serving in this capacity, the Company Ethics Officer reports directly to the Board of Directors.

     Training on this Code will be included in the orientation of new employees and provided to existing directors, officers, and employees on an on-going basis. To ensure familiarity with the Code, directors, officers, and employees will be asked to read the Code and sign a Compliance Certificate annually.

II.	Questions

     Directors, officers, and employees may contact the Company Ethics Officer or the Chair of the Audit Committee with questions about this Code or a business practice. Any questions will be addressed immediately and seriously, and can be made anonymously.

III.	Reporting and Handling of Alleged Violations

     Directors, officers, and employees must report conduct which they know or suspect violates applicable laws, government rules and regulations, or this Code, as soon as practicable in accordance with the Company Whistleblower Policy.

IV.	Consequences of a Violation

     Directors, officers and employees that violate any laws, governmental regulations or this Code will face appropriate, case-specific disciplinary action, which may include reprimand, suspension without pay, demotion or immediate discharge.

Adopted by the Board of Directors effective December 27, 2012.

Names and Addresses

Reporting Contacts:
Company Ethics Officer:	The Chair of our Audit Committee:
David Whittle	PRIVATE & CONFIDENTIAL
Suite 1150 – 200 Granville Street	Terry Krepiakevich
Vancouver, British Columbia	Audit Committee Chair
V6C 1S4	Suite 1150 - 200 Granville Street
Phone: (604) 633-4888	Vancouver, British Columbia
E-mail: dwhittle@alexcoresource.com	V6C 1S4
Phone: (604) 633-4888
E-mail:
auditcommitteechair@alexcoresource.com

Additional Reporting Contacts:

Our Outside Counsel in Canada:

DuMoulin Black
Attn: Corey Dean
10th Floor, 595 Howe Street
Vancouver, British Columbia V6C 2T5
Phone (604) 687-1224
E-mail: cdean@dumoulinblack.com

COMPLIANCE CERTIFICATE

     I have read and understand the Alexco Code of Business Conduct and Ethics (the “Code”). I will adhere in all respects to the ethical standards described in the Code. I further confirm my understanding that any violation of the Code will subject me to appropriate disciplinary action, which may include reprimand, suspension without pay, demotion or discharge. Execution of this certificate does not constitute a waiver of any other rights I may have by law or contract.

     I certify to Alexco that I am not in violation of the Code, unless I have noted such violation in a signed Statement of Exceptions attached to this Compliance Certificate.

Date:
Name:
Title/Position:

Check one of the following:

[ ]	A Statement of Exceptions is attached.

[ ]	No Statement of Exceptions is attached.